PROSPECTUS

                       SEQUENT COMPUTER SYSTEMS, INC.

                           119,489 Common Shares
                              ($.01 par value)

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION
PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          The Common Stock of Sequent Computer Systems, Inc. (the
"Company") offered hereby (the "Shares") may be sold by certain shareholders of the Company (the "Selling Shareholders"). The Company will not receive any of the proceeds from the offering.

          The Common Stock of the Company is traded on the Nasdaq National Market System. On October 23, 1995, the closing price for the Common Stock as reported in The Wall Street Journal was $17.375 per share.

          The Shares may be offered or sold from time to time by the Selling Shareholders at market prices then prevailing, in negotiated transactions or otherwise. Brokers or dealers will receive commissions or discounts from Selling Shareholders in amounts to be negotiated immediately prior to the sale. See "Plan of Distribution."

                         -------------------------

          No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus. This Prospectus does not constitute an offering in any jurisdiction in which such offering may not lawfully be made.

                         -------------------------

          Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the respective dates as to which information has been given herein.

                         -------------------------

             The date of this Prospectus is October 24, 1995.

                                THE COMPANY

          The Company's principal executive offices are located at 15450 SW Koll Parkway, Beaverton, Oregon 97006-6063. Its telephone number is (503) 626-5700. References herein to the "Company" are to Sequent Computer Systems, Inc. and its wholly-owned subsidiaries unless the context indicates otherwise.

                          AVAILABLE INFORMATION

          The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files periodic reports and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements, and other information concerning the Company may be inspected and copies may be obtained at prescribed rates at the offices of the SEC, Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549, as well as at the following regional offices: 75 Park Place, 14th Floor, New York, New York 10007; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Company has filed with the SEC a Registration Statement under the Securities Act of 1933, as amended, with respect to the securities offered pursuant to this Prospectus. For further information, reference is made to the Registration Statement and the exhibits thereto, which are available for inspection at no fee at the public reference section of the SEC at its principal office at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549.

          The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request to John Eldridge, Investor Relations, Sequent Computer Systems, Inc., 15450 SW Koll Parkway, Beaverton, Oregon 97006-6063, telephone (503) 626-5700, copies of any and all of the information that has been incorporated by reference into this Prospectus, other than exhibits to such information unless such exhibits are specifically incorporated by reference therein. The information relating to the Company contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in the documents or portions of documents incorporated by reference into this Prospectus.

           RECENT DEVELOPMENTS - QUARTER ENDED SEPTEMBER 30, 1995

             MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                    CONDITION AND RESULTS OF OPERATIONS

General

          Total revenue was $133.2 million in the third quarter of 1995 compared to $121.2 million in the third quarter of 1994. Total revenue was $388.5 million in the first nine months of 1995 compared to $323.9 million in the first nine months of 1994. Net income as $7.4 million in the third quarter of 1995 compared to $8.9 million i the third quarter of 1994. Net income was $24.4 million in the first nine months of 1995 compared to $20.7 million in the first nine months of 1994.

Revenue
(dollars in millions)

                               Three Months Ended          Nine Months Ended
                            ------------------------    -----------------------
                            Sept. 30,   %    Oct. 1,    Sept. 30,  %    Oct. 1,
                              1995     Chg    1994        1995    Chg    1994
                              ----     ---    ----        ----    ---    ----

End-user product revenue     $ 91.1     4%   $ 88.0      $273.1    21%   $226.1
Service and other revenue      36.2    29%     28.0       105.0    37%     76.7
                             ------    --    ------      ------    --    ------
  Total end-user revenue      127.3    10%    116.0       378.1    25%    302.8
OEM product revenue             5.9    13%      5.2        10.4   (50%)    21.1
                             ------    --    ------      ------    --    ------
  Total revenue              $133.2    10%   $121.2      $388.5    20%   $323.9
                             ------    --    ------      ------    --    ------

Export and Foreign Revenue   $ 73.9    22%   $ 60.4      $210.4    36%   $154.3
                             ------    --    ------      ------    --    ------


          End-user product revenue for the third quarter and first nine months of 1995 improved over the corresponding quarter and nine months of 1994 due to strong results from Europe. Service revenue continued to benefit from the growing installed customer base and increases in professional services. OEM product revenue is substantially sales to Unisys Corporation.

          Export foreign revenue was 55% of total revenue in the third quarter and 54% of total revenue in the first nine months of 1995 and 50% and 48% of total revenue in the corresponding quarter and nine months of 1994. The increase in export and foreign revenue as a percentage of total revenue in the third quarter and first nine months of 1995 compared to the corresponding periods in 1994 was due to significant revenue increases in Europe.

Cost of Sales
(dollars in millions)

                                   Three Months Ended      Nine Months Ended
                                   ------------------      -----------------
                                   Sept. 30,  Oct. 1,      Sept. 30,  Oct. 1,
                                      1995     1994          1995      1994
                                   ---------  -------      ---------  -------

Total cost of goods sold           $  73.7    $  66.9      $  211.2  $  176.0
As a percentage of total revenue       55%        55%           54%       54%


          Total costs of goods sold as a percentage of total revenue remained relatively constant in both the third quarter and first nine months of 1995 compared to the corresponding periods of 1994.

Research and Development
(dollars in millions)

                                   Three Months Ended      Nine Months Ended
                                   ------------------      -----------------
                                   Sept. 30,  Oct. 1,      Sept. 30,  Oct. 1,
                                      1995     1994          1995      1994
                                   ---------  -------      ---------  -------

Research and Development           $  10.2    $  9.4       $  30.0    $  25.7
As a percentage of total revenue        8%        8%            8%         8%
Software costs capitalized         $   5.7    $  4.9       $  16.8    $  14.2


          Research and development costs remained relatively constant as a percentage of total revenue comparing both the third quarter and first nine months of 1995 and 1994. Research and development costs include continued investment in new product development and enhancements to existing products.

          Software costs capitalized increased in the third quarter and first nine months of 1995 due to greater emphasis on hardware development for future products, which costs are expensed as incurred.

Selling, General and Administrative
(dollars in millions)


                               Three Months Ended          Nine Months Ended
                            ------------------------    -----------------------
                            Sept. 30,   %    Oct. 1,    Sept. 30,  %    Oct. 1,
                              1995     Chg    1994        1995    Chg    1994
                              ----     ---    ----        ----    ---    ----
Selling, general and
  administrative             $38.7     13%   $34.2       $111.9   15%    $97.5
As a percentage of total
  revenue                      29%             28%          29%            30%


          Selling, general and administrative costs increased 13% and 15% in the third quarter and first nine months of 1995, respectively, compared to the corresponding periods of 1994. Selling, general and administrative costs decreased as a percentage of total revenue in the first nine months of 1995 compared to the corresponding periods in 1994 due to greater total revenue levels along with cost control despite the slight increase between the third quarter of 1995 compared to the third quarter of 1994.

Restructuring Charge

          The realignment of resources to provide open distributed client/server computing solutions, professional service consulting and architecture-led selling, marketing and engineering strategies is progressing according to plan. The $1.0 million remaining accrual is primarily related to obligations associated with closed facility leases and future extended employee benefit costs. Management expects that the remaining accrual will be fully utilized according to the realignment plan. The fourth quarter of 1993 restructuring reduced operating expenses by approximately $400,000 for the third quarter ended September 30, 1995 and $1.0 million for the first nine months of 1995.

Interest and Other, Net
(dollars in millions)

                                     Quarter Ended         Nine Months Ended
                                   ------------------      -----------------
                                   Sept. 30,  Oct. 1,      Sept. 30,  Oct. 1,
                                      1995     1994          1995      1994
                                   ---------  -------      ---------  -------

Interest, net                       $   0.2   $ (0.0)       $   0.5   $ (0.8)
Other, net                             (0.5)    (0.3)          (1.4)     0.3
Provisions for income taxes             3.0      1.5           10.2      3.4


          Interest income in the third quarter and first nine months of 1995 and 1994 was primarily generated from restricted deposits held at foreign and domestic banks, short-term investments and cash and cash equivalents. Interest expense in the third quarter and first nine months of 1995 and 1994 includes costs related to Convertible Debentures, foreign currency hedging loans, capital lease obligations and in 1994 long-term debt.

          Other expenses primarily represents effects of foreign currency transactions and other miscellaneous non-operating income and expenses.

          The provision for income taxes in the third quarter and first nine months of 1995 reflects a tax rate of 29% versus 14% for 1994. The increase in the effective tax rate is due to utilization of the majority of available net operating loss carryforwards in 1994, which lowered the effective tax rate in 1994 versus 1995.

LIQUIDITY AND CAPITAL RESOURCES

          Working capital increased to $202.0 million at September 30, 1995 from $168.5 million at December 31, 1994. The Company's current ratio at September 30, 1995 and December 31, 1994 and 2.5:1 and 2.3:1, respectively.

          For the first nine months of 1995, cash and cash equivalents increased $17.8 million. The Company continues to invest in property and equipment ($31.2 million), and capitalized software ($16.8 million). Other uses of funds were increases in net receivables ($23.5 million), increases in inventories ($10.7 million), and increases in prepaid expenses ($5.8 million). Primary sources of funds were net income ($24.4 million), depreciation and amortization ($38.5 million), increases in accounts payable and other ($15.2 million), increase in unearned revenue ($6.6 million), increases in income tax payable ($2.4 million), and stock issuance proceeds from employee stock purchases, stock option plans, and conversion of debentures ($19.0 million).

          At September 30, 1995, accounts receivable in the accompanying consolidated balance sheet is net of $8 million received by the Company under its two year agreement to sell its domestic accounts receivable.

          The Company continues to maintain a $50 million line of credit (increased from $30 million) with a group of banks for operating purposes in addition to short-term borrowing agreements totaling approximately $66.9 million as hedge facilities to cover certain foreign currency exposures. At September 30, 1995, no borrowings were outstanding under the line of credit and $35.5 million was outstanding under the short-term borrowing agreements.

          Management expects that current funds, funds from operations, and the bank lines of credit will provide adequate resources to meet the Company's anticipated cash requirements through 1995.

                            SELLING SHAREHOLDERS

          The following table sets forth certain information provided to the Company by the Selling Shareholders.

                                 Common Stock
                                 beneficially          Common Shares
Name of Selling                  owned as of          offered by this
  Shareholder                  October 24, 1995         Prospectus
---------------                ----------------       ---------------

Peter John Blankespoor              102,419              102,419

Ulka Robert William Douma             8,535                8,535

Michiel Adriaan Koekoek               8,535                8,535


                            PLAN OF DISTRIBUTION

          The Shares may be sold from time to time by the Selling Shareholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be on the Nasdaq National Market System or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Shares may be sold by one or more of the following methods: (a) block trades in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal, in a market maker capacity or otherwise, and resale by such broker or dealer for its account pursuant to this Prospectus; and (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the Selling Shareholders in amounts to be negotiated immediately prior to the sale. The Selling Shareholders, such brokers or dealers, and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 (the "1933 Act") in connection with such sales.

          Upon the Company being notified by a Selling Shareholder that any material arrangement has been entered into with a broker or dealer for the sale of Shares through a block trade or any other purchase by a broker or dealer as principal, other than a purchase as a market maker in an ordinary trading transaction, a supplemented prospectus will be filed, if required, pursuant to Rule 424 under the 1933 Act, disclosing (i) the name of such Selling Shareholder and of the participating brokers or dealers, (ii) the number of Shares involved, (iii) the price at which such Shares will be sold, (iv) the commission paid or discounts or concessions allowed to such brokers or dealers, where applicable, (v) that such brokers or dealers did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus, and (vi) other facts material to the transaction.


              INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The following documents filed with the SEC are incorporated herein by reference:

          1. The Company's Annual Report on Form 10-K for the year ended December 31, 1994 filed pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "1934 Act");

          2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995 and June 30, 1995 and the Company's Current Report on Form 8-K dated October 19, 1995 filed pursuant to Section 13 of the 1934 Act; and

          3. The description of the Common Stock contained in the Company's registration statement under section 12 of the 1934 Act, Form 8-A, including any amendment or report updating such description.

          All reports and other documents subsequently filed by the Company pursuant to sections 13(a), 13(c), 14, and 15(d) of the 1934 Act prior to the termination of the offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents.


                                  EXPERTS

          The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of the Company for the year ended December 31, 1994 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given upon the authority of said firm as experts in auditing and accounting.